UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Traccom Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2013 SkyCrest Dr. #4 Walnut Creek, CA	94595
(Address of principal executive offices)	(Zip code)

(714) 308-3340

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Traccom,” “we,” “us,” “our,” or “the company” refers to Traccom Inc. a Delaware corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this Form 1-SA. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections contained in our Offering Circular qualified by the SEC on May 13, 2021 and our Post-Qualification Amendment qualified by the SEC on July 15, 2022. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guarantee or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in Delaware in November 2018 and, from that date to present, its’ singular focus has been the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

The Company’s two products are the Basic Tracker and the MedicalPro Remote Patient Monitoring Device.  Both products have been fully developed and tested.  We anticipate the Basic Tracker to be manufactured and shipped in the fourth quarter of 2022.  We plan to further develop the Company’s third product, the Pro Tracker, in 2023 for the logistics industry.

TRACCOM
HEALTH, LOGISTICS, TRACKING
TRACCOM
TRACCOM
HEALTH, LOGISTICS, TRACKING

Left to Right: Medical Pro. Basic Tracker (consumer), Pro Tracker (logistics)

The Company’s business model consists of two revenue streams. The first is the initial sale of a device / activation, and the second is the recurring annual service revenue from the device. A third potential revenue source will come from data mining from the three devices. In the case of data mining, all consumer privacy laws would be adhered to. The Company will begin to develop this potential revenue source once 25,000 devices are in distribution.

The Traccom Basic Tracker is primarily designed to track the location of airline checked-in luggage.

The Traccom™ Medical Pro primarily captures remote patient data monitored in a patient's home. The primary focus of monitoring is to provide the PCP or Pharmacist with an up-to-date real-time status of the patient's overall health.

The Company’s primary source of working capital since inception has been loans from its management shareholders as well as $30,000 it raised on Indiegogo as well as $40,757 raised from the sale of 14,308 shares of common stock through its Regulation A+ offering.

On March 10, 2021, we entered into a Master Referral, Commission, and Compensation Agreement (“Compensation Agreement”) with Maverick Technology Group, LLC (“Maverick”).  This Agreement was terminated on March 24, 2022.

1

On May 2, 2022, the Company signed a Supply agreement (Letter of Intent) with Diabetic Direct, Inc to supply Diabetic Direct Inc. with the Traccom MedicalPro Remote Patient Monitoring product.

On May 4, 2022, the Company signed a Worldwide Marketing & Selling Agreement with R&R Marketing services, LLC whereby R&R Marketing Services, LLC will oversee all of the marketing and selling of the Traccom Basic Tracker product.

Trends Information

The core elements of our growth strategy include developing a product line with a strong brand awareness. We plan to invest significant resources in product development and marketing, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly marketing costs and research and development of new products. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company plans to raise funds from the Reg A+ Offering to be used to commence the initial production of the Company’s products.

Results of Operations

For the six months ended June 30, 2022 the company had $18,224 in revenue compared to the six months ended June 30, 2021, the company had no revenues.

Total operating expenses for the six months ended June 30, 2022 increased to $41,864 from $31,552 for the six months ended June 30, 2021. The increase in operating expenses occurred because of an increase in consulting and public offering costs. For the six months ended June 30, 2022, the company incurred $ 2,500 in advertising and marketing costs and $9,851 in general and administrative costs. For the six months ended June 30, 2021, the company incurred $3,025 in consulting and public offering costs, $0 in advertising and marketing costs and $28,527 in general and administrative costs. The decrease in general and administrative costs primarily related to accounting, legal and dues/subscriptions.

As a result of the foregoing, the company generated a net loss for the six months ended June 30, 2022 in the amount of $(29,639) compared to a net loss for the six months ended June 30, 2021 in the amount of $(32,764).

Liquidity and Capital Resources

As of June 30, 2022, the company has cash and cash equivalents of $368. As a result of the company currently generating an operating loss since inception, it has relied upon the cash advances from its current directors and management, as well as funds raised in the Company’s Regulation A offering and a shareholder loan in the amount of $50,000.

For the six months ended June 30, 2022, our directors advanced funds to the company totaling $50,880.

Item 2.	Other Information

None.

2

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Walnut Creek, State of California, on October 5, 2022.

Traccom Inc.

/s/ Harry Steck
Chief Executive Officer; Chief Financial Officer; Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Joseph Morgan Director /s/ Robert Goldstein Director

3

As of, and for the Six Months Ended June 30, 2022 and 2021
UNAUDITED - NO ASSURANCE GIVEN
Table of Contents

Balance Sheet	F-1

Statement of Operations	F-3

Statement of Changes in Stockholders' Equity	F-5

Statement of Changes in Cash Flows	F-6

Traccom Inc.

Balance Sheets

As of June 30, 2022, December 31, 2021 and June 30, 2021

UNAUDITED - NO ASSURANCE GIVEN

	June 30, 22	June 30, 21	$ Change
ASSETS
Current Assets Checking/Savings
Checking Account	368.42	7,054.96	-6,686.54
Total Checking/Savings	368.42	7,054.96	-6,686.54
Accounts Receivable
Accounts Receivable	-1,600.00	0.00	-1,600.00
Indiegogo Reserve	-0.01	-0.01	0.00
Total Accounts Receivable	-1,600.01	-0.01	-1,600.00
Other Current Assets
Inventory Asset	2,012.48	3,789.50	-1,777.02
Total Other Current Assets	2,012.48	3,789.50	-1,777.02
Total Current Assets	780.89	10,844.45	-10,063.56
Fixed Assets
Accumulated Depreciation	-642.00	-642.00	0.00
Capitalized Software	125,000.00	125,000.00	0.00
Furniture and Equipment	2,457.95	0.00	2,457.95
Total Fixed Assets	126,815.95	124,358.00	2,457.95
Other Assets
Petty Cash	900.00	0.00	900.00
R&D
Accumulated Depreciation	-1,174.00	0.00	-1,174.00
Total R&D	-1,174.00	0.00	-1,174.00
Total Other Assets	-274.00	0.00	-274.00
TOTAL ASSETS	127,322.84	135,202.45	-7,879.61

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable	70,057.60	13,034.38	57,023.22
Total Accounts Payable	70,057.60	13,034.38	57,023.22
Credit Cards
Wells Fargo Visa	19,227.25	13,530.04	5,697.21
Total Credit Cards	19,227.25	13,530.04	5,697.21
Other Current Liabilities
Customer Deposit	5,996.60	10,000.00	-4,003.40
Loan Payable - Forster Company	50,000.00	0.00	50,000.00
Loan Payable - Harry Steck	18,473.55	19,871.82	-1,398.27
Loan Payable - Keven Kim	85,000.00	85,000.00	0.00
Loan Payable - Joseph Morgan	85,225.00	85,225.00	0.00
Unearned Revenue	29,032.00	29,032.00	0.00
Total Other Current Liabilities	273,727.15	229,128.82	44,598.33
Total Current Liabilities	363,012.00	255,693.24	107,318.76
Total Liabilities	363,012.00	255,693.24	107,318.76

Equity
Common Stock (APIC)	42,993.53	26,696.16	16,297.37
Common Stock; $0.00025 par value	963.67	962.24	1.43
Retained Earnings	-250,006.95	-115,384.35	-134,622.60
Net Income	-29,639.41	-32,764.84	3,125.43
Total Equity	-235,689.16	-120,490.79	-115,198.37
TOTAL LIABILITIES & EQUITY	127,322.84	135,202.45	-7,879.61

Traccom Inc.

Balance Sheets

As of June 30, 2022, December 31, 2021 and June 30, 2021

UNAUDITED - NO ASSURANCE GIVEN

% Change
ASSETS
Current Assets
Checking/Savings
Checking Account	-94.8%
Total Checking/Savings	-94.8%
Accounts Receivable
Accounts Receivable	-100.0%
Indiegogo Reserve	0.0%
Total Accounts Receivable	-16,000,000.0%
Other Current Assets
Inventory Asset	-46.9%
Total Other Current Assets	-46.9%
Total Current Assets	-92.8%
Fixed Assets
Accumulated Depreciation	0.0%
Capitalized Software	0.0%
Furniture and Equipment	100.0%
Total Fixed Assets	2.0%
Other Assets
Petty Cash	100.0%
R&D
Accumulated Depreciation	-100.0%
Total R&D	-100.0%
Total Other Assets	-100.0%
TOTAL ASSETS	-5.8%

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable	437.5%
Total Accounts Payable	437.5%
Credit Cards
Wells Fargo Visa	42.1%
Total Credit Cards	42.1%
Other Current Liabilities
Customer Deposit	-40.0%
Loan Payable - Forster Company	100.0%
Loan Payable - Harry Steck	-7.0%
Loan Payable - Keven Kim	0.0%
Loan Payable - Joseph Morgan	0.0%
Unearned Revenue	0.0%
Total Other Current Liabilities	19.5%
Total Current Liabilities	42.0%
Total Liabilities	42.0%

Equity
Common Stock (APIC)	61.1%
Common Stock; $0.00025par value	0.2%
Retained Earnings	-116.7%
Net Income	9.5%
Total Equity	-95.6%
TOTAL LIABILITIES & EQUITY	-5.8%

Traccom Inc.

Statement of Operations

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

	Jan - Jun 22	Jan - Jun 21	$ Change
Ordinary Income/Expense
Income
Consulting Service	18,224.68	0.00	18,224.68
Sales - Devices	0.00	0.00	0.00

Total Income	18,224.68	0.00	18,224.68

Cost of Goods Sold Cost of Goods Sold	6,000.00	0.00	6,000.00
Freight and Shipping Costs	0.00	1,180.98	-1,180.98
Subscriptions	0.00	31.33	-31.33

Total COGS	6,000.00	1,212.31	4,787.69

Gross Profit	12,224.68	-1,212.31	13,436.99

Expense
Administrative	0.00	810.00	-810.00
Banking Service Charges
Bank Account Fees	367.45	452.50	-85.05
Banking Service Charges - Other	350.00	272.05	77.95

Total Banking Service Charges	717.45	724.55	-7.10

Charitable Contributions	190.70	-15.00	205.70
Dues, Subscriptions, Filing Fee	2,089.82	5,676.56	-3,586.74
Indiegogo Fees	0.00	118.00	-118.00
Interest Expense	2,023.57	1,756.68	266.89
Loan from Shareholders Write Of Marketing	0.00	1,418.00	-1418.00
Trade Shows	2,500.00	0.00	2,500.00

Total Marketing	2,500.00	0.00	2,500.00

Office Supplies	301.49	286.07	15.42

Postage	40.03	1,573.35	-1,533.32
Professional Fees
Accounting	550.00	4,490.00	-3,940.00
Consulting	17,144.68	0.00	17,144.68
Legal	2,000.00	9,857.50	-7,857.50

Total Professional Fees	19,694.68	14,347.50	5,347.18

Public Offering Expenses	12,369.43	3,026.45	9,342.98
Travel Expense
Airfare	599.80	1,625.83	-1,026.03
Ground Transportation	329.32	35.20	294.12
Lodging	713.78	0.00	713.78
Meals	294.02	169.34	124.68

Total Travel Expense	1,936.92	1,830.37	106.55

Total Expense	41,864.09	31,552.53	10,311.56

Net Ordinary Income	-29,639.41	-32,764.84	3,125.43

Net Income	-29,639.41	-32,764.84	3,125.43

Traccom Inc.

Statement of Operations

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

% Change
Ordinary Income/Expense
Income
Consulting Service	100.0%
Sales - Devices	0.0%

Total Income	100.0%

Cost of Goods Sold Cost of Goods Sold	100.0%
Freight and Shipping Costs	-100.0%
Subscriptions	-100.0%

Total COGS	394.9%

Gross Profit	1,108.4%

Expense
Administrative	-100%
Banking Service Charges
Bank Account Fees	-18.8%
Banking Service Charges - Other	28.7%

Total Banking Service Charges	-1.0%

Charitable Contributions	1,371.3%
Dues, Subscriptions, Filing Fee	-63.2%
Indiegogo Fees	-100.0%
Interest Expense	15.2%
Loan from Shareholders Write Of Marketing	-100.0%
Trade Shows	100.0%

Total Marketing	100%

Office Supplies	5.4%

Postage	-97.5%
Professional Fees
Accounting	-87.8%
Consulting	100.0%
Legal	-79.7%

Total Professional Fees	37.3%

Public Offering Expenses	308.7%
Travel Expense
Airfare	-63.1%
Ground Transportation	835.6%
Lodging	100.0%
Meals	73.6%

Total Travel Expense	5.8%

Total Expense	32.7%

Net Ordinary Income	9.5%

Net Income	9.5%

Traccom Inc.

Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2022 and the Year Ended December 31, 2021

UNAUDITED - NO ASSURANCE GIVEN

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2021	$(207,349)	$-	$(207,349)
Net Income for the period ending June 30, 2022	-	(29,639)	(29,639)
Equity Contributions (Distributions)	-	1,299	1,299
Balance, June 30, 2022	$(207,349)	$(28,340)	$(235,689)

Traccom Inc.

Statement of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

UNAUDITED - NO ASSURANCE GIVEN

Jan - Jun 22
OPERATING ACTIVITIES
Net Income	-29,639.41
Adjustments to reconcile Net Income to net cash provided by operations:
Accounts Receivable	5,603.40
Inventory Asset	6,000.00
Accounts Payable	4,619.06
Wells Fargo Visa	-129.00
Customer Deposit	-4,003.40
Loan Payable - Harry Steck	1,600.00

Net cash provided by Operating Activities	-15,949.35

INVESTING ACTIVITIES
Petty Cash	-300.00

Net cash provided by Investing Activities	-300.00

FINANCING ACTIVITIES
Common Stock (APIC)	1,299.14
Common Stock; $0.00025 par value	0.11

Net cash provided by Financing Activities	1,299.25

Net cash increase for period	-14,950.10

Cash at beginning of period	15,318.52

Cash at end of period	368.42